EXHIBIT 99.78

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are in United States dollars unless stated otherwise)

Monday, January 17, 2011

Alamos Gold Inc. Reports 2010 Operating Results and

Provides Notice of 2010 Financial Results and Conference Call

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports operating results for 2010. The Company also announces that it plans to release its 2010 financial results before the start of trading on March 15, 2011, and that senior management will host a conference call to discuss the financial results at 12:00 pm EST that day.

2010 Operating Results

In 2010, the Mulatos Mine produced 156,000 ounces of gold at a cash operating cost that is expected to be in-line with the Company’s full-year guidance of $300 per ounce of gold, exclusive of the 5% royalty.

Gold production for 2010 was below the Company’s production guidance range of 160,000 to 175,000 ounces. Weather conditions during the second and third quarters of the year resulted in production shortfalls that the Company was unable to make up, though production did increase significantly in the fourth quarter.

Production in the fourth quarter of 2010 was 45,800 ounces. This represents a 52% increase over production of 30,200 ounces in the third quarter of 2010. This was also the third-highest quarterly production figure achieved to date at Mulatos, and only 5% less than Alamos’ record quarterly production of 48,000 ounces, which was achieved in the fourth quarter of 2009.

“Operationally, 2010 was a very challenging year at the Mulatos Mine,” said John McCluskey, President and Chief Executive Officer. “The operating team dealt with a lengthy drought followed by one of the most intense rainy seasons on record. Despite this, Alamos posted another year of strong gold production and, without the benefit of significant by-product credits, maintained its position as one of the lowest cost producers in the industry.”

Gold sales revenues in the fourth quarter of 2010 achieved record levels. The Company sold 44,507 ounces in the fourth quarter at an average realized gold price of $1,366 per ounce for revenues of $60.8 million. Year-to-date gold sales revenues totalled $189.3 million from the sale of 154,343 ounces at an average realized gold price of $1,226 per ounce.

Key operational metrics and production statistics for the full-year and the fourth quarter of 2010 compared to the same periods in 2009 are presented in tables 1 and 2 at the end of this press release.

TRADING SYMBOL: TSX:AGI

Notice of 2010 Year-End Financial Results and Conference Call

The Company’s senior management will host a conference call on Tuesday, March 15, 2011 at 12:00 pm EST to discuss the 2010 financial results, and to provide an update of the Company’s operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (800) 355-4959 or 1 (416) 695-6623 for calls outside Canada and the United States or via webcast on the Company’s website at www.alamosgold.com.

A recorded playback of the conference call can be accessed after the event until April 18, 2011 by dialling 1 (800) 408-3053 or 1 (416) 695-5800 for calls outside Canada and the United States. The pass code for the conference call playback is 7552637#. The archived audio webcast will also be available on the Company’s website at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $185 million cash on hand, is debt-free, and unhedged to the price of gold. As of December 31, 2010, Alamos’ has 116,340,006 common shares outstanding (123,254,706 fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Jeremy Link
President and Chief Executive Officer	Director, Investor Relations
(416) 368-9932	(416) 368-9932

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The Company has made projections of its annual production and operating costs based on annual budget which incorporates assumptions based on mining in sequence its mineral reserves at projected rates of tonnes and grade, assessing probable costs for mining and processing activities, projecting reasonable foreign exchange rates and achieving indicated rates of gold recovery derived from laboratory testing and historical experience. These assumptions are considered reasonable in the circumstances, but may be subject to change as additional information becomes available.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 1: Production Summary & Statistics (1, 2)

	2010	2009	Change (%)

Ounces of Gold Produced (3)	156,000	178,500	-13%

Ore mined (tonnes, 000s)	4,670	4,320	8%
Waste mined (tonnes, 000s)	3,651	4,428	-18%
Total Material (tonnes, 000s)	8,321	8,748	-5%

Waste-to-Ore Ratio (×)	0.78	1.03	-24%

Ore Crushed (tonnes, 000s)	4,729	4,296	10%
Grade (g/t Au)	1.60	1.81	-12%
Contained Ounces Stacked	243,100	249,672	-3%

Ratio of Gold Production to	64%	71%	-10%
Contained Ounces Stacked

(1)	All amounts for 2010 are preliminary and based on initial end of period estimates. Final adjustments may be required.
(2)	Certain numbers may not compute due to the effects of rounding and truncation.
(3)	Before final refinery settlements, which may result in increases or decreases to reported gold production.

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 2: Production Summary & Statistics (1, 2)

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	Change Q4-Q3 (%)

Ounces of Gold Produced (3)	41,600	38,400	30,200	45,800	156,000	52%

Ore mined (tonnes, 000s)	1,210	1,188	1,120	1,152	4,670	3%
Waste mined (tonnes, 000s)	743	1,117	1,090	701	3,651	-36%
Total Material (tonnes, 000s)	1,953	2,305	2,210	1,853	8,321	-16%

Waste-to-Ore Ratio (×)	0.61	0.94	0.97	0.61	0.78	-37%

Ore Crushed (tonnes, 000s)	1,190	1,202	1,112	1,225	4,729	10%
Grade (g/t Au)	1.76	1.64	1.63	1.37	1.60	-16%
Contained Ounces Stacked	67,300	63,400	58,330	54,070	243,100	-7%

Ratio of Gold Production to	62%	61%	52%	85%	64%	63%
Contained Ounces Stacked

(1)	All amounts for Q4-2010 and 2010 are preliminary and based on initial end of period estimates. Final adjustments may be required.
(2)	Certain numbers may not compute due to the effects of rounding and truncation.
(3)	Before final refinery settlements, which may result in increases or decreases to reported gold production.

5 | ALAMOS GOLD INC